FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Webcast Presentation titled, “4th Quarter & Full Year 2003 Results.”

2.	Preview of Income Statement for Fourth Quarter 2003

3.	Tables: Results 4th Quarter 2003

4.	Annex 1: Operating Highlights

ITEM 1

4th QUARTER & FULL YEAR 2003
PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL
10.00 H CET

February, 24th 2004

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

2003 HIGHLIGHTS

Alfonso Cortina
Chairman & CEO

General Environment

Delivering our 2003 commitments

•      Production growth at double digit in 4th quarter

•      Improvement in Refining and Marketing

•      Volume growth in petrochemical and natural gas

•      Capital discipline

Full Year Results

•      Net income above 2 billion euros

•      Net cash flow of €4,477 million euro

•      13.2% production growth year on year

•      Net debt reduced by 2,425 million euro

STRATEGY

Operating Excellence

Financial Strength

Financial Strength improvements

Source: iboxx

Profitable Growth in Production

Profitable Growth in Reserves

Profitable Growth in Oil Products Sales

Repsol YPF

•                  3% Argentina

•                  4% Spain

•                  27% Rest of the World

Profitable Growth in Chemicals

Deconcentration in Production

Deconcentration Through New Projects

Source: Repsol YPF estimates

Value Creation

Calculations under current Spanish GAAP

(1)  Adjusted: Pre-all goodwill (in NOPAT and Capital Employed) and excluding non-recurrent items.

RESULTS

Luis Mañas
CFO

Full Year Results

Comparison Year on Year

	REPORTED +	Adj. by cons. criteria Gas Natural +	Adj. by €/$ Exchange Rate +	Adj. by Tax Rate

Operating Income	16.2%	31.4%	57.3%	57.3%

Net Income	3.5%	3.5%	23.9%	50.7%

Adj. Net income	17.9%	17.9%	41.2%	66.7%

Net Cash Flow	-7.2%	0.3%	20.0%	30.2%

Full Year Results

4th Quarter Results

Exploration & Production

Realization Price

Hydrocarbon Production

•      13.2% total production growth

•      6.9% excluding acquisitions

Reserves at December 31st

Conversion Factor Gas 1 Boe = 5.615scf

Reserve Replacement

Efficient and Low Cost Operator

Refining & Marketing

Refining Margins

Sales to Own Network

Thousand Tons

Chemicals

Million Euro

Growth in Petrochemical Sales

Kt

Gas & Power

Million Euro

FINANCIAL EVOLUTION

Net Debt Variation of the 4th Quarter

(1)  Excluding financial investments or divestments that don’t affect net debt.

Net Debt Variation of 2003

(*)  Excluding financial investments or divestments that don’t affect net debt.

Financial Ratios

	31 Dec 2002		31 Dec 2003
NET DEBT	7,472		5,047
BOOK CAPITALIZATION	25,546		23,072
NET DEBT/ BOOK CAPITALIZATION (%)	29.2		21.9
OPERATING CASH-FLOW	5,382	(*)	6,156	(*)
NET DEBT / OPERATING CASH-FLOW (X) (**)	1.39		0.82
NET CASH-FLOW	4,227	(*)	4,477	(*)
NET CASH-FLOW / NET DEBT (%) (**)	56.6		88.7
FINANCIAL RESULT	786		400
NET INTEREST EXPENSES	672		447
OPERATING CASH FLOW / NET INTEREST (X)	8.8		13.8

(*)                   Estimated 24% proportional integration of Gas Natural for the full year

(**)            On a yearly basis

Million euros

Financial Expense

Million Euro

Investments

FINAL REMARKS

Alfonso Cortina
Chairman & CEO

2003

•      Exercised important growth options

•      Cash flow generation on target

•      Substantial increase in dividend

•      Financial flexibility recovered

2004, Setting the basis for the continued growth

Exploration & Production

•                  Start operations in two new areas:

1.              Saudi Arabia

2.              Gulf of Mexico

•                  Increasing of activities in Lybia, with the exploration of two new concessions won in 2003

•                  Completion of the gas developments in T&T and of the Albacora field in Brazil

•                  A large increase in exploration activities with first wells in:

1.              Guinea

2.              Canary Island

3.              Cuba

LNG

Further investment in LNG business

1.              Construction of the 4th Train in Trinidad & Tobago

2.              Delivery of 2 new LNG tankers

3.              LNG operations in Puerto Rico and new opportunities in the Atlantic Basin

4.              Developments of integrated projects in North Africa and Persian Gulf

Downstream

•                  Improvements in conversion capacity

1. Puertollano mild hydrocracker

2. Vacuum and Visbreaking units in Peru

•                  Organic growth from non oil sales and loyalty programs

•                  Volume growth in petrochemicals

Returning Cash to Shareholders

4th QUARTER & FULL YEAR
2003 RESULTS

Investor Relations

USA	Spain
410 Park Avenue, Suite 440	Pº Castellana 278-280
New York 10022	28046 Madrid (Spain)
Tlf: +1 212 588 1087	Tlf: 34 913 48 55 48
Fax: +1 212 355 0910	Fax: 34 913 48 87 77

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

ITEM 2
Corporate Direction for External Relations	Paseo de la Castellana, 278-280	Tls. 91 348 55 48 Fax 91 348 87 77
	28046 Madrid Spain	www.repsolypf.com

PREVIEW OF INCOME STATEMENT FOR FOURTH QUARTER 2003

Fourth quarter production rises 19% year-on-year.

The Company successfully fulfils its commitments for the year.

Unaudited figures

4Q 2002	3Q 2003	4Q 2003	% Variation 4Q03/4Q02	FOURTH QUARTER 2003 RESULTS	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
				(Million euros)
785	645	616	-21.5	ADJUSTED NET INCOME (1)	2,269	2,676	17.9
189	443	412	118.0	NET INCOME	1,952	2,020	3.5
878	933	852	-3.0	OPERATING INCOME	3,323	3,860	16.2
1,252	1,092	935	-25.3	NET CASH FLOW	4,823	4,477	-7.2

				Euro per share (2)

0.64	0,53	0.50	-21.5	ADJUSTED NET INCOME	1.86	2.19	17.9
0.15	0,36	0.34	118.0	NET INCOME	1.60	1.65	3.5
1.03	0,89	0.77	-25.3	NET CASH FLOW	3.95	3.67	-7.2

				Dollar per share (2)

0.63	0.59	0.60	-4.0	ADJUSTED NET INCOME	1.75	2.48	41.2
0.17	0.41	0.41	137.1	NET INCOME	1.51	1.87	23.9
1.02	1.01	0.92	-9.6	NET CASH FLOW	3.73	4.14	11.1

(1)         Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.

(2)         Average number of shares: 1,220.8 million, constant over the period under study.

FOURTH QUARTER 2003 HIGHLIGHTS

•        Adjusted net income was Eu616 million, in comparison to Eu785 million in the same quarter 2002.  Net income was Eu412 million as against Eu189 million a year earlier.  These quarterly results were negatively affected by the stength of the euro against the dollar, with the euro 19% higher than in the same period last year.

•        Production in the quarter reached 1,138,600 boepd, 19% higher than the 2002 equivalent of 957,500 boepd, setting a new high for fourth quarter performance in recent years, and resulting in a record annual production of 1,132,500 boepd.

•        Net financial debt at the end of 2003 stood at Eu5,047 million, 32.4% lower than at the close 2002, bringing the Company’s net debt ratio down from 29.2% in December 2002 to 21.9% at year-end 2003.

•        Upgrading of long term debt rating to BBB+ from BBB by rating agencies Fitch and Standard & Poor’s, reflecting the substantial debt reduction accomplished by Repsol YPF, tightening on financial policies and a strong operating performance.

•        The tax rate for the year as well as for the fourth quarter remains at 32% as against 19.8% in 2002.

•        An interim dividend of Eu0.20 per share was paid by Repsol YPF on 15 January last, 33% higher than in 2002.

1. INTRODUCTION

1.1       Fourth quarter results

Adjusted net income was Eu616 million as against Eu785 million for the same quarter a year earlier.  Operating income in fourth quarter 2003 was Eu852 million, and cash flow was Eu935 million.  The table below gives a reconciliation of the company’s adjusted results in the fourth quarter 2002, and the third and fourth quarters 2003.

(Million euros)	4Q02	3Q03	4Q03	Jan - Dec 02	Jan - Dec 03
Net Income	189	443	412	1,952	2,020
Goodwill amortization	213	139	124	645	513
Accountable	125	44	42	300	174
Assigned to assets	88	95	82	345	339
Net extraordinary items	335	32	50	-518	106
Net non-recurring items	48	31	30	190	37
TOTAL Net Income before Goodwill, Extraordinary and Non-recurring items	785	645	616	2,269	2,676

Reported net income in the quarter was Eu412 million in comparison to Eu189 million a year earlier because of significant adjustments made in the equivalent 2002 quarter.  Earnings in euros per share increased from Eu0.15 in the fourth quarter 2002 to Eu0.34 in this quarter.  Net cash flow per share dropped to Eu0.77 compared to Eu1.03 in the same period a year earlier.

Oil prices were high this quarter, with Brent trading at $29.5/bbl vs. $26.9/bbl in fourth quarter 2002, and an upward trend was evident in the last weeks of 2003 due to low temperatures and a drop in U.S. inventories.  This impact, however, was offset by the strength of the euro against the dollar, with the euro 19% higher than in the same period last year ($1.00/Eu in the fourth quarter 2002 against $1.19/Eu in this quarter).  Furthermore, the appreciation of the Argentinean peso against the dollar in this quarter, up 23% versus the same quarter a year earlier, and the gradual transfer of inflation accumulated in Argentina since 2002, were responsible for higher costs in that country. The company’s refining margin indicator in $/bbl improved considerably this quarter, reaching $3.08/bbl thanks to higher international prices but fell 1.6% in Eu/bbl versus the fourth quarter in 2002 because of the dollar depreciation.

Within a context of increasing oil prices, marketing margins in the quarter were lower than the average for the year due to, in the case of Argentina, the stability agreement.  Chemicals posted a higher operating income quarter-on-quarter boosted by higher sales and better international margins.  In Gas & Power, performance reflected sales growth in all areas and rising income from our new activities.

2

1.2 2003 Results

Net income was Eu2,020 million, 3.5% higher than the year before, despite the very weak dollar throughout 2003.  Adjusted net income was Eu2,676million, 17.9% higher year-on-year.  Earnings per share rose from Eu1.60 in 2002 to Eu1.65 in 2003.  Net cash flow per share, at Eu3.67, was 7.2% lower than in 2002.

Cumulative operating income at December 2003 was Eu3,860 million, 16.2% higher than the Eu3,323 million posted a year earlier.  Net cash flow for the year was Eu4,477 million, as against Eu4,823 million in 2002.

All these aggregates were affected by consolidation differences until May 2002, 100% of Gas Natural sdg was included in the scope of consolidation.

Because the Company’s results show great sensitivity to the euro/dollar exchange rate, the revaluation of the euro had a 20% effect on the foregoing aggregates year-on-year.  Instability in the Middle East, the weak dollar, restrictions in the OPEC production, and a rise in demand pushed benchmark oil prices to a higher level than the year before.  The average price of Brent was $28.83/bbl in 2003 in comparison with $25.02/bbl in 2002, although, if quoted in euros, the Brent price fell 3.7% from Eu26.50/bbl in 2002 to Eu25.52 /bbl in 2003.  Refining margins widened considerably year-on-year to reach $3.19/bbl.  Performance in the marketing area was excellent throughout the year.  In Spain, sale of light products posted a record high while in Argentina, there was significant improvement in margins in 2003 although this was partly curtailed by the stability agreement.  The average margins for chemicals were at a lower than mid-cycle level, if better than the year before, and there was improvement in base chemical margins during the first half of the year and urea and methanol margins throughout the year.   Gas & Power results continued to be strongly affected by the change in consolidation scope and the remuneration regime in the Spanish gas sector, both set in place during 2002.

1.3 Investments and divestments

Investments in the fourth quarter 2003 were Eu1,089 million in comparison to Eu820 million in 2002. At Eu3,837 million, total investments for the year 2003 were 43.5% higher than the Eu2,673 million a year earlier mainly as a result of exercising the purchase option for a an additional 20% stake in BPTT and its reserves in Trinidad & Tobago on 2 January last. Investments were also affected by the change in the consolidation scope for Gas Natural sdg, and the impact of the gradual appreciation of the Argentinean peso and the euro against the dollar on investments stated in euros.

Divestments in the fourth quarter of 2003 amounted to Eu50 million related to the sale of several assets. Total disposals for the whole year 2003 reached Eu228 million, and referred mainly to the sale of a 6.79% stake in CLH to the Oman Oil Company.

3

1.4  Financial debt

The Company’s net financial debt was Eu5,047 million at the end of fourth quarter 2003, falling Eu904 million from the third to the fourth quarter. The main items responsible for this reduction were:

•                  Eu935 million cash flow after taxes generated from operations in the quarter.

•                  Eu1,019 million in investments (*).

•                  Eu474 million debt reduction stemming from depreciation of the dollar against the euro.

•                  Variation in working capital producing a decrease of Eu723 million.

•                  Variations in the scope of consolidation and other movements which raised debt by EU209 million.

Financial investments at 31 December 2003totalled Eu5,776 million, a higher level than at the end of September 2003.  A further example of the company’s conservative financial policy, this figure has permitted the early repayment of debt maturities up to end of 2005.

The financial ratios for the fourth quarter are as follows:

•                  The debt ratio fell from 24.3% in the third quarter 2003 to 21.9% at 31 December 2003.

•                  At December 2003, the net debt to operating cash flow ratio had risen from 64.6% at year-end 2002 to 88.7%.

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	NET DEBT EVOLUTION	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
				(Million euros)
8,739	6,424	5,951	-31.9	NET DEBT AT BEGINNING OF PERIOD	16,555	7,472	-54.9
-1,252	-1,092	-935	-25.3	CASH FLOW AFTER TAXES	-4,823	-4,477	-7.2
791	603	1,019	28.8	INVESTMENTS (*)	2,622	3,642	38.9
-73	-27	-50	-31.5	DIVESTMENTS (*)	-2,824	-220	-92.2
75	250	48	-36.0	DIVIDENDS	550	572	4.0
- 550	-127	-474	-13.8	TRANSLATION DIFFERENCES (1)	-2,081	-1,275	-38.7
-258	-80	-512	98.4	OTHER MOVEMENTS	-2,527	-667	-73.6
7,472	5,951	5,047	-32.4	NET DEBT AT CLOSE OF PERIOD	7,472	5,047	-32.4

Debt ratio (%)

25,546	24,530	23,072	-9.7	TOTAL CAPITALISATION (Million euros)	25,546	23,072	-9.7
29.2	24.3	21.9	-25.0	NET DEBT / TOTAL CAPITALISATION	29.2	21.9	-25.0
55.0	42.1	37.0	-32.7	NET DEBT / SHAREHOLDERS EQUITY	55.0	37.0	-32.7

(*) Excluding investments and divestments in financial assets having no effect on net debt.

(1)          At 31 December 2002, 1 euro = 1.04850 dollars; at 30 September 2003, 1 euro = 1.1633 dollars, and at 31 December 2003, 1 euro = 1.2597 dollars.

4

2.- ANALYSIS OF RESULTS BY BUSINESS AREA

2.1.      EXPLORATION & PRODUCTION

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02		Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
589	613	526	-10.7	OPERATING INCOME (Million euros)	1,785	2,352	31.8
574.2	605.0	591.9	3.1	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	584.2	594.4	1.7
2,151	3,477	3,069	42.7	GAS PRODUCTION (Million scfpd)	2,338	3,021.4	29.2
957.5	1,224.1	1,138.6	18.9	TOTAL PRODUCTION (Thousand boepd)	1,000.3	1,132.5	13.2
328	302	337	2.7	INVESTMENTS (Million euros)	1,081	2,168	100.6
55.5	36.1	50.6	- 8.8	EXPLORATION EXPENSES (Million euros)	242.3	164.8	-31.9

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	REALISATION PRICES	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
26.87	28.43	29.49	9.7	Brent ($/Bbl)	25.02	28.83	15.2
28.32	30.28	31.26	10.4	WTI ($/Bbl)	26.16	31.06	18.7
23.3	24.90	25.6	9.9	LIQUIDS ($/Bbl)	20.7	25.5	23.2
0.90	1.07	1.12	24.4	GAS ($/thousand scf)	0.79	1.07	35.4

Fourth quarter results

Operating income in the fourth quarter was Eu526 million, showing a year-on-year drop of 10.7%.  Lower performance mainly resulted from the depreciation of the dollar against the euro, the effect of higher gas volumes over total production on unitary margins, and higher costs, particularly in Argentina, which included adjustments in previous quarters.

Repsol YPF liquids realisation prices averaged $25.6 (Eu21.5) per barrel in the fourth quarter versus $23.3 (Eu23.3) per barrel a year earlier and $24.9 (Eu22.23) per barrel in the third quarter 2003.  A 20% retention continued to be levied on oil exports from Argentina, resulting in a payment of $34.1 million in this fourth quarter 2003, equivalent to a discount of $1.02 per barrel on all crude oil sold in that country.

The average price of gas in the quarter was $1.12 (Eu0.94) per thousand cubic feet, 24.4% higher on the year if expressed in dollars and 5% higher if expressed in euros.

5

In Argentina, the average gas price this quarter was $0.84 (Eu0.71) per thousand cubic feet, up 20.0% year-on-year and 1% higher if expressed in euros.

Total production in the fourth quarter 2003 reached 1,138,600 boepd, 18.9% more than the 957,500 boepd registered in the same quarter the year before.  The rise in production comes mainly from Trinidad & Tobago, where production increased from 31,800 boepd in the fourth quarter of 2002 to 119,300 boepd in this quarter with the three LNG trains in operation, and a considerable increase in gas production in Argentina.  To a lesser extent, growth came from an increase in gas production in Bolivia and higher oil production in Libya, Spain, and Ecuador, which offset lower production in Dubai.

Crude oil and liquids production increased 3.1% year-on-year to 591,900 barrels per day.  Production in Trinidad & Tobago was 20,600 bepd.  Production increased in Libya, Venezuela, Bolivia, Spain, and Ecuador, whereas it fell in Argentina and Dubai.

Gas production was 3,069 million cubic feet per day (equivalent to 546,700 boepd), 42.7% higher than in the same quarter 2002.  This increase came mainly from Trinidad & Tobago, where production in the quarter reached 554.2 million cubic feet per day (98,700 boepd) with the three LNG trains in operation; higher gas demand in Argentina with respect to 2002 (75,300 boepd), and growth in gas production from Bolivia to supply Brazil.

Repsol YPF global lifting costs in the fourth quarter 2003 were $1.82/boe, 13.7% higher than in the same quarter 2002 ($1.60/boe in 2002), because of cumulative inflation in Argentina, the appreciation of the Argentine peso against the dollar, and adjustments in previous quarters.  However, these costs were much lower than the $2.68/boe posted in the fourth quarter 2001.  Lifting costs in Argentina, at $2.0/boe, were 28.2% up year-on-year ($1.56/boe in 2002), but considerably lower than the $2.43/boe for the fourth quarter 2001.

Since the start of 2003, operating income from Gas and LNG marketing and trading activities, and the income/expense from other non-consolidated Argentinean affiliates (mainly Mega and Pluspetrol Energy) have been consolidated under the Exploration & Production business area.  The contribution from these activities to operating income in the fourth quarter 2003 was Eu41.6 million.  LNG sales following the start-up of the third liquefaction train in Trinidad & Tobago, and high natural gas benchmark prices (Henry Hub) in the United States were the main factors behind this good performance.

A new inter-company accounting method for booking transactions in Argentina between the Exploration & Production and Refining & Marketing areas in order to state crude oil product inventories at production cost has been effective since 1 January 2003.  Using the foregoing method, a positive adjustment of Eu38.2 million has been entered on the Exploration & Production income statement for fourth quarter 2002.

Exploration expenses were Eu50.6 million in the quarter, as against Eu55.5 million in the same quarter of 2002.

2003 Results

Operating income in 2003 reached Eu2,352 million, 31.8% more than in the Eu1,785 million posted in 2002.

The former does not include capital gains, whereas Eu50 million of capital gains from the divestment of assets in Indonesia and La Lora (Spain) were booked in 2002.

6

Despite the negative impact of the stronger euro against the dollar, enhanced performance in 2003 is attributable to production growth (13.2%) and higher prices.  The average realisation price for liquids was $25.52 (Eu22.58) per barrel in comparison to $20.69 (Eu22.01) per barrel in 2002 while the average gas price in Argentina was 23.2% higher than the year before when expressed in dollars.  The realisation price of gas from Trinidad and Tobago also had a decisive impact, boosting the average Repsol YPF price by 35% year-on-year, with the high margin on LNG sales to the United States also making a positive contribution to operating income for the year.

Gas and LNG marketing and trading activities, together with income from other unconsolidated affiliates in Argentina (mainly Mega and Pluspetrol Energy), contributed Eu142.3 million to operating income in the year.  The change in the consolidation method for transactions in Argentina between the Exploration & Production and the Refining & Marketing areas, as described for the fourth quarter 2003, made necessary a negative adjustment of Eu80 million on the 2002 operating result.

Average production in 2003 was 1,132,500 boepd, 13.2% more than in 2002.  The production of liquids was up 1.7%, an increase of 10,200 boepd, while gas production rose 29.3%, an additional 685 million scfpd.  In Argentina, average production in 2003 was 760,100 boepd, up 6.2% year-on-year.

Repsol YPF’s overall lifting cost for the year was $1.72/boe, 16.2% higher than in 2002, as explained above.  Exploration expenses amounted to Eu164.8 million versus Eu242.3 million the year before.

Net proved oil and gas reserves at 31 December 2003 were 5,433 million boe, which was 3.3% more than the 5,261 million equivalent barrels at the end of 2002.  Reserves’ replacement was mainly the result of acquiring an additional 20% stake of reserves in Trinidad & Tobago from BPRY, and receiving approval from the Trinidad & Tobago government for the construction of a fourth LNG train at the Atlantic LNG plant, making it possible to book an additional 185 million boe.

The replacement rate, including reserves sales and acquisitions, was 143% in the 2001-2003 period and 142% for the year 2003.  The 5,433 million boe in net proved reserves comprise 1,882 million barrels (34.6%) of liquids, and the remainder (19.9Tcf) is gas.

Repsol YPF has had 85% of net reserves relating to operated oil and gas fields externally audited between the end of 2002 and the close of 2003.

Investments

Fourth quarter investments in this area totalled Eu337 million, 2.7% more than the 2002 equivalent.  Investments in development represented 70% of total expenditure in the quarter and were mainly spent in current infill well development projects and secondary recovery projects in Argentina, Brazil, Trinidad & Tobago, Ecuador, and Libya.

Investments in the whole of 2003 totalled Eu2,168 million, showing a 100.6% increase year-on-year.  This figure included payment of the Trinidad & Tobago purchase option, the price of which is confidential.  Expenditure in development accounted for 39% of the total, and went mainly to Argentina (64%), Trinidad & Tobago (13%), Bolivia (7%), Ecuador (5%), Libya (3%), and Venezuela (3%).

7

2.2 REFINING & MARKETING

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02		Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
250	265	226	-9.6	OPERATING INCOME (Million euros)	854	1,196	40.0
19	40	63	231.6	LPG OPERATING INCOME (Million euros)	255	205	-19.6
13,406	13,897	13,633	1.7	OIL PRODUCT SALES (Thousand tons)	50,091	53,577	7.0
812	656	818	0.7	LPG SALES (Thousand tons)	3,237	3,193	-1.4
229	158	256	11.8	INVESTMENTS (Million euros)	584	663	13.5

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	REFINING MARGIN INDICATORS ($ /Bbl)	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
2.16	2.47	2.88	33.3	Spain	1.35	3.29	143.7
3.45	3.17	3.44	-0.3	Latin America	1.89	3.01	59.3
2.64	2.72	3.08	16.7	Repsol YPF	1.55	3.19	105.8

FOURTH QUARTER RESULTS

Operating income in the fourth quarter was Eu226 million in comparison with the Eu250 million booked a year earlier. This performance mainly reflects lower marketing margins in Europe, and the strength of the euro against the dollar.

After completing repair work following the accident in the Puertollano refinery last August, operations in all units were gradually restarted and completed by the beginning of 2004 with the start-up of the vacuum unit.

The company’s refining margin indicators in dollars were higher than for the same period of 2002 and the third quarter 2003, although because of the weaker dollar, these indicators were lower than in the same quarter a year earlier.   In distillation, the capacity utilisation rate in the fourth quarter was 87%.

In Spain, although sales to own network were similar to those of the fourth quarter a year earlier, fuel oil consumption fell 8% owing to lower demand for power generation.  Fuel sales to the network rose nearly 2.6% year-on-year, despite a slight reduction in the number of sales outlets supplied.  There was a rise of 6.8% in gas oil sales thanks to the increase in demand and the growing trend in diesel-powered vehicles.

In line with the economic recovery in Argentina, the gasoline and gasoil market increased 5.5% in comparison to the fourth quarter 2002.  The Company’s sales were slightly lower (0.6%), mainly because market shares are returning to normal and regaining pre-crisis levels.  Marketing margins were considerably higher than the year before.

LPG sales in Spain were 2% up on the same quarter a year earlier because of higher sales to other operators, and despite a 1% fall in sales to the end customer.  Margins rose 17% year-on-year because of the time lag between the reference prices used in calculating the price ceilings for bottled LPG in force since October 2003 and international prices during the quarter.

8

LPG sales in Latin America fell 2.4% with respect to the fourth quarter 2002 because of lower demand in Argentina following the economic crisis, competition from natural gas in Chile, supply restrictions in Ecuador, and a reduced supply of own production in Bolivia.

2003 results

Accumulated operating income for the year was Eu1,196 million, a 40.0% increase over the Eu854 million posted a year earlier.  This growth was mainly due to improvement in refining margins throughout 2003, the recovery in the Argentine economic scenario, and despite the negative impact of the appreciation of the euro against the dollar.

The distillation level was 4.9% higher year-on-year.  The company’s refining margin indicators was also up $1.64/bbl thanks to wider international margins.  Unitary marketing margins in Spain were similar to those for 2002, whereas margins in Argentina improved considerably under the effect of a higher peso/dollar exchange rate, despite the price stability pact.

Total sales from refined products increased 4% in Spain, 3% in Argentina, and 26.9% in the rest of the countries.

Light product sales in Spain rose 3.4% despite a drop in fuel oil sales for power generation. Fuel sales in the network rose 3% which, considering the slight reduction in the number of sales outlets, reflects the higher general efficiency of this network.  There was an 8.6% increase in overall direct sales of gas-oil and a 7% rise in network sales.  Income was also boosted by growth in non-oil business lines in the own service stations network and the success of our customer loyalty programmes via professional and private payment cards.

In Argentina, gasoline and gas-oil sales fell 1.1% against a market contraction of 0.8%, signifying a slight 0.8 point drop in market share, thus curtailing the 4 point rise achieved in 2002.

Margins in Argentina fluctuated greatly throughout the year as WTI and price stability quotations varied, finally resulting in an overall improvement year-on-year, mainly because the impact of the peso devaluation in 2002 was passed on to prices.  Additionally, the cost saving programmes set in place by the company during 2003 made a very positive contribution.

LPG sales margins in Spain were 9% lower than in 2002 mainly because of the difference between the real international price and the benchmark price used in fixing the maximum price.  Although the adjustment in maximum prices last April had a sharp negative impact, this was partially offset by the adjustment made in the fourth quarter 2003.

LPG sales in Europe, at 2,076 million tons, dropped 2% with respect to 2002.  In Spain, there was also a 2% fall because of competition from other energies (mainly power and natural gas), the increasing competition within the LPG sector with higher sales from other operators, and mild weather during the year with an exceptionally hot summer.

LPG sales in Latin America were 0.8% lower year-on-year because of a cutback in demand in Argentina following the economic crisis, a mild winter in the Southern Cone, the advance of natural gas in Chile, supply restrictions in Ecuador and a reduced supply of own production in Bolivia.

Retail margins in Latin America were higher than the year before despite rising international feedstock prices during the final months of the year.

Investments

Eu256 million were invested in the fourth quarter 2003, 11.8% more than in the fourth quarter 2002.

Since 2001, Repsol YPF has been developing an investment programme in its Spanish refineries to adapt the production system to the new European Union quality specifications due to come into effect from 2005 onwards. As part of this program, the new hydrocracking unit in the Tarragona refinery had already come on stream in 2002.  In 2003, investments in this area were Eu663 million, implying a 13.5% rise year-on-year.  Expenditure was allotted to current refining projects, including the mild hydrocracker at the Puertollano refinery, an FCC hydro-treatment unit for the La Coruña refinery, a vacuum unit and a

9

visbreaking facility at the La Pampilla refinery (Peru), a project for enlarging the Refap refinery in Brazil, upgrading of the service station network, and the development of LPG marketing products in Spain and Latin America.

2.3.- CHEMICALS

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02		Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
4	12	34	750,0	OPERATING INCOME (Million euros)	97	155	59.8
888	1,018	954	7.4	SALES (Thousand tons)	3,526	4,007	13.6
30	18	25	-16,7	INVESTMENTS (Million euros)	89	81	-9.0

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	INTERNATIONAL MARGIN INDICATORS	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
362	304	323	-10.8	Basic (Euros per ton)	370	386	4.3
313	315	323	3.2	Derivatives Europe (Euros per ton)	317	315	-0.6
136	170	174	27.9	Derivatives Latin America (US$ per ton)	127	174	37.0

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the most significant products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Fourth quarter results

Fourth quarter 2003 operating income surged 750.0% to Eu34 million in comparison with Eu4 million in the same quarter a year earlier.

Higher international margins, particularly for urea and methanol, and sales growth drove fourth quarter operating income higher than in the fourth quarter 2002.

Enhanced performance quarter-on-quarter was due to higher international margins on our chemical mix, which offset the drop in sales in the quarter, with the increase in base chemical (+6%) and derivative in Europe (+3%) margins particularly worth mentioning.

Total petrochemical sales were 954 thousand tons, 6.3% lower than in the previous quarter and 7.4% more than in the fourth quarter last year.  This drop in sales is mainly attributable to the lack of feedstock in the Puertollano complex after the refinery was temporarily shut down following the August 2003 accident.

2003 results

Operating income in 2003 reached Eu155 million, 59.8% up on the Eu97 million posted in 2002.  Once again, improvement was the result of higher international margins, particularly on base petrochemicals and Latin American derivatives (urea and methanol), as well as increased sales volumes.

Average international margins in 2003, slightly higher year-on-year, could be defined as mid-low cycle.  In comparison with 2002, the improvement in urea and methanol margins was driven by higher natural gas prices in the U.S. and the positive performance of chemical margins in the first half of the year.

10

At 4.0 million tons, 2003 sales reached a record high climbing 13.6%, with a notable 224 kt increase in methanol sales.

Investments

Fourth quarter 2003 investments in Chemicals totalled Eu25 million versus Eu30 million in the fourth quarter 2002.  Eu81 million were invested in 2003, 9.0% less than in 2002, most of which was allocated to upgrading the operation of existing units.

2.4.-   GAS & POWER

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02		Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
54	52	61	13.0	OPERATING INCOME (Million euros)	633	212	-66.5
7.12	7.40	8.29	16.4	GAS SALES (bcm) (1)	26.87	30.34	12.9
132	103	148	12.1	INVESTMENTS (Million euros)	694	511	-26.4

Note: 1 bcm = 1,000 million cubic meters = 11,626.4 GWh = 10,000 million thermies

(1) For ease of comparison on equivalent terms, Gas Natural sdg figures are represented at 100%

Fourth quarter results

Operating income in the fourth quarter was 13% higher year-on-year reaching Eu61 million in 2003, in comparison to Eu54 million a year earlier. This growth, which reflects the impact of Repsol YPF’s higher stake in Gas Natural sdg (27.147% at 31 December 2003), was partially curtailed by reclassification of the income/expense from several Latin American unconsolidated affiliates in the Exploration & Production area.

Gas sales in the fourth quarter were 8.29 bcm, 16.4% up on the year before, due to an increase in natural gas trading activity by Gas Natural sdg and sales growth in Latin America and Spain.

In Spain, gas sales in the fourth quarter rose 4.4% on the year to 5.09 bcm, boosted mainly by the rise in sales to the residential, commercial, and industrial sectors resulting from expansion in the customer base and economic growth; and higher sales to the thermal power station sector because of combined cycle operations. This growth, however, was partially offset by lower sales to third party distributors.  The customer base in Spain increased by 308,000 in the last twelve months, reaching 4.5 million.

In the sale of electricity, the Company now has a share of approximately 5% of the liberalised market with sales in the fourth quarter 2003 totalling 893 GWh.  In power generation, the San Roque and San Adrián de Besós combined cycle plants produced 1,199 GWh in the fourth quarter 2003.

Gas & power operations in Latin America produced an income of Eu6 million in this quarter, 70.0% lower than in the same period last year.  This drop is mainly attributable to the previously mentioned reclassification of income/expense from some of the affiliates under the Exploration & Production area.  Excluding this impact, income from this business area in Latin America would have been significantly higher as a result of sales growth in the region (Argentina +16.6%, Brazil +5.2%, Colombia +9.6%, and Mexico +2.6%), which was partially curtailed by lower margins in the region following the appreciation of the euro against the dollar. These higher sales were mainly the result of winning 317,000 new customers

11

in the past twelve months, bringing the total in Latin America to 4.2 million, and the economic recovery throughout the region.

Natural gas trading sales outside Spain (which have included sales in Italy since fourth quarter 2002) reached 1.49 bcm, much higher than the 0.66 bcm recorded in the same period last year.

Completion of the deal to acquire Ecoeléctrica assets in Puerto Rico in October 2003 meant that the Company could book income from these assets as of 1 November 2003 onwards.  The 540 MW power combined cycle plant generated 564 GWh in the last two months of the year.

2003 results

2003 operating income totalled Eu212 million versus Eu633 million in 2002. These two aggregates are not comparable since 2002 results up to May included 100% of Gas Natural sdg.  The fall in operating income was the result of the consolidation of Enagas by Gas Natural sdg by the equity method from July 2002, the change in the remuneration regime in February 2002, and the previously mentioned reclassification of income/expense from some of the Latin American affiliates.

Activity in 2003 reflected sustained growth in natural gas sales thanks to the sector’s strong expansion in the areas where the Company operates, making it possible to offset loss of market share in Spain.  Total sales in 2003 reached 30.34 bcm, 12.9% higher than in 2002 thanks to higher sales in all areas.

Investments

Fourth quarter investment in Gas & Power was Eu148 million, 12.1% higher than in fourth quarter 2002.

Investments in 2003 reached Eu511 million, 26.4% lower than in the same quarter a year earlier mainly due to the change in the consolidation method for Gas Natural sdg, the effect of which was partially offset by the aforementioned acquisition of shares in this company, raising the total stake to 27.147% at 31 December 2003.

2.5.         CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded Eu5 million income in fourth quarter 2003.

With respect to operating income for full-year 2003, this caption recorded a loss of Eu55 million.

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3.-                       FINANCIAL RESULT

Unaudited figures

					ACCUMULATED
QUARTER					Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	BREAKDOWN OF FINANCIAL RESULTS
				(Million euros)
9,067	6,605	5,839	-35.6	AVERAGE NET DEBT	11,901	7,107	-40.3
5.7	6.5	6.9	21.0	AVERAGE DEBT COST (%)	5.6	6.2	10.7
132	110	102	-22.7	FINANCIAL INTEREST	672	447	-33.5
-5	-9	-5	—	CAPITALISED FINANCIAL COSTS	-31	-26	-16.1
-1	24	8	—	OTHERS	145	-21	—
126	125	105	-16.7	NET FINANCIAL EXPENSES	786	400	-49.1

Net financial expenses in the fourth quarter of 2003 were Eu105 million against Eu126 million in the same quarter last year.

The cost of net debt for the whole year 2003 was Eu447 million compared to Eu672 million in 2002.  This reduction in financial cost was the result of a Eu4,794 million average debt reduction year-on-year.

The average net debt cost was 6.2% as against 5.6% the year before.  Within the framework of the established conservative financial policy, this increase was due to the large volume of short-term financial cash investments and the maintenance of long-term debt with higher coupons.

4.-                        EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	BREAKDOWN OF UNCONSOLIDATED AFFILIATES	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
				(Million euros)
—	5	16	—	EXPLORATION AND PRODUCTION	20	52	160.0
9	9	10	11.1	REFINING AND MARKETING	44	29	-34.1
12	4	10	-16.7	CHEMICALS	-27	34	—
-1	1	11	—	GAS AND POWER	-72	31	—
20	19	47	135.0	TOTAL	-35	146	—

Income from unconsolidated affiliates in the fourth quarter of 2003 totalled Eu47 million against Eu20 million in the same quarter 2002.

These quarterly results mainly comprise profits from Atlantic LNG 2/3 (trains 2 and 3) Company of Trinidad&Tobago (Eu10 million), Inversora y Central Dock Sud (Eu9 million), PBB Polisur (Eu7 million), CLH (Eu6 million), Atlantic LNG Company of Trinidad&Tobago (Eu6 million), Enagás (Eu3 million), and Petroken (Eu2 million).

2003 income from unconsolidated affiliates reached Eu146 million, mainly comprising profit made by Atlantic LNG Company of Trinidad & Tobago (Eu39 million), PBB Polisur (Eu25 million), CLH (Eu21 million),

13

Atlantic LNG 2/3 (trains 2 and 3) Company of Trinidad&Tobago (Eu15 million), Enagas (Eu15 million), Inversora y Central Dock Sud (Eu15 million), and Petroken (Eu10 million). In 2002, this caption generated losses of Eu35 million.

5.-                        GOODWILL AMORTIZATION

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	GOODWILL AMORTIZATION	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
				(Million euros)
125	44	42	-66.4	UNASSIGNED	300	174	-42.0
88	95	82	-6.8	ASSIGNED TO ASSETS	345	339	-1.7
213	139	124	-41.8	TOTAL	645	513	-20.5

Unassigned goodwill amortization for the fourth quarter of 2003 was Eu42 million versus Eu125 million for the same quarter in 2002, and Eu44 million in the previous quarter.

Two factors were responsible for the main difference with respect to the fourth quarter 2002: on the one hand, accelerated goodwill amortization on the 2002 acquisition of several stakes in Gas Natural SDG affiliates in Colombia (Eu79 million) following the same method as applied in Gas Natural SDG, and, on the other, a lower goodwill amortization in euros for dollar-denominated goodwill owing to the appreciation of the euro against the dollar.

Goodwill amortization for full-year 2003 was Eu174 million against Eu300 million in 2002.  The factors mentioned in the foregoing paragraph were responsible for this variation.

6.-                        EXTRAORDINARY ITEMS

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	BREAKDOWN OF EXTRAORDINARY ITEMS	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
				(Million euros)
-419	-48	-74	-82.3	EXTRAORDINARY INCOME BEFORE TAX	648	-154	-123.8
-335	-32	-50	-85.1	EXTRAORDINARY INCOME AFTER TAX	518	-106	-120.5

Eu74 million in pre-tax extraordinary losses were recorded in the fourth quarter of 2003.  This figure includes expenses related to the provisions for repairs and the environment (Eu41 million), financing of complementary pension benefits for all managers of the corporation (Eu28 million), and the funding of a provision for pensions and similar commitments for a YPF affiliate in the United States (Eu17 million) which were partially offset by Eu41 million in net profit generated by a year-end valuation of group assets (which implied  the partial reversion of provisions set aside in previous years for exploration & production assets mainly in Argentina, and the provision for valuation of  the OCP transport commitment in Ecuador).

Eu154 million in extraordinary losses were recorded in 2003.  This figure includes income from the previously mentioned year-end valuation of Group assets (Eu41 million), and the capital gains on the sale of a 6.79% stake in CLH to Oman Oil (Eu71 million).  It also includes losses mainly relating to manpower restructuring expenses (Eu32 million), a provision for repairs and the environment (Eu41 million), a

14

provision for legal expenses (Eu35 million), funding of complementary pension benefits for all managers of the corporation (Eu28 million), the funding of a provision for pensions and similar commitments for a YPF affiliate in the United States (Eu26 million), provisions for affiliates (Eu22 million), and other minor tax contingencies.

7.-                        TAXES

The Group’s corporate tax rate in 2003 was 32%. Corporate tax for the year totalled Eu1,048 million.

The tax rate for this year was higher than the tax rate in 2002 (19.8%), but lower than in 2001 (39.5%).  It should be noted that, since 2002, this figure includes taxes paid in Dubai and Algeria (Eu141 million), previously recorded as operating income under the Exploration & Production business area.  Excluding this reclassification, the tax rate for the year would have been 29%.

8.-                        MINORITY INTERESTS

Unaudited figures

QUARTER					ACCUMULATED
4Q02	3Q03	4Q03	% Variation 4Q03/4Q02	BREAKDOWN OF INCOME FROM MINORITY INTERESTS	Jan-Dec 2002	Jan-Dec 2003	% Variation 03/02
				(Million euros)
43	40	40	-7.0	PREFERENCE SHARES	176	157	-10.8
-44	17	10	-122.7	OTHERS	158	53	-66.5
-1	57	50	—	TOTAL	334	210	-37.1

Income attributable to minority interests in the fourth quarter 2003 was Eu50 million versus Eu1 million in income recorded in the same period 2002.  The main variations are attributable to the impact of Gas Natural SDG minority interests in the 2002 period and the restatement of goodwill from some of the Columbian affiliates as described in the “Goodwill Amortization” section.

At 31 December 2003, income attributable to minority interests was Eu210 million as against Eu334 million recorded in 2002. The main difference, apart from the above, originates in the Gas Natural sdg minority interests which were recorded until May 2002, and no longer exist in 2003 since the stake in the company now consolidates by the proportional integration method.

15

9.-                        HIGHLIGHTS

We would like to highlight following events that have arisen since our last quarterly report:

•                  In Exploration & Production, Repsol YPF was awarded a Services Contract for the development and exploitation of the Reynosa-Monterrey block in the Burgos basin in North Mexico.  The contract was awarded in the first international tender organized by the national Mexican company PEMEX, and involves participation in development and production activities in the country’s gas fields.

The Reynosa-Monterrey block is in North East Mexico, on the US border, south of the Rio Grande. The 3,552 km2 block includes 16 gas fields, already discovered and in operation.  The objective is to increase production substantially through additional investments in development.

By winning this contract, Repsol YPF has become the first international company to engage in the development and exploitation of oil and gas in Mexico, although the company was already present in Mexico F.D., distributing gas through Gas Natural to approximately one million customers in the areas of Mexico FD, Monterrey, Toluca, Nuevo Laredo, Saltillo, and El Bajío.

In a consortium with the Italian oil company, ENI, Repsol YPF has signed an agreement with the Saudi Arabian Ministry of Oil and Mineral Resources, having presented the winning offer on a concession for non-associated natural gas exploration in Area C.  The operating company will be made up of ENI, 50%, Repsol YPF, 30%, and Saudi Aramco with the remaining 20%. This concession is a very important first step for Repsol YPF in its strategy to increase shareholdings in Exploration & Production projects in an extremely high interest area such as the Middle East, and particularly Saudi Arabia.

In November, Repsol YPF, Woodside Energy Ltd. (Australia), and Hellenic Petroleum, S.A. (Greece) entered into a new “production sharing” exploration and production agreement with the Libyan National Oil Company (NOC).  The agreement covers six exploration blocks, five of which are in the Sirte land basin  (S16, S42, S11, S64, and S50), and one in the Murzuq basin (M15) with a surface area of 20,000 km2. The agreement also includes a viability study for the development of the Atchan field in the Murzuq basin to be carried out over the next three years.

In December 2003, Repsol YPF as the operator (45%), RWE DEA (30%), and the Italian Edison (25%) were awarded the M’Sari – Akabli exploration contract in the fourth exploratory round in Algeria.  This agreement includes blocks 332a – 341a3 – 339a1 – 337a1 and is in an area of 11,688 km2 close to the Reganne blocks where the same partners are involved.  The area offers great free gas potential, including the discoveries already made by Sonatrach.

•                  In Refining & Marketing, last November, Repsol YPF created Autoclub, an automobile club participated by Repsol YPF (60%) and Aon Gil y Carvajal (40%) providing its members with products and services such as mechanical, personal, and health assistance, legal counsel and defence, technical assistance, all types of insurance, a vehicle purchasing service, etc.

In line with its ongoing commitment to the environment and technological enhancement, Repsol YPF launched a new gas oil named e+ and will press ahead with its progressive reduction of sulphur content in its commercial gas oils.  This product is the result of Repsol YPF’s ongoing Research and Development program in laboratories, engine test beds, and fleets.

•                  In Gas & Power, Repsol YPF and Shell Western LNG Ltd signed a contract for the supply of 2 billion cubic meters (2 bcm) of LNG (liquefied natural gas) from Trinidad & Tobago through to December 2005.  The LNG will be delivered to the Cove Point LNG regassification terminal on the eastern coast of the United States.  The contract currently signed with Shell involves an amount equivalent to 10% of Spain’s annual gas consumption.  Repsol YPF currently sells 2.7 bcm of LNG in the U.S. and Caribbean area.

16

The Mexican Government awarded Repsol YPF the construction of a regassification plant in Port Lázaro Cárdenas on the Pacific coast of Mexico.  The plant will have an initial capacity of more than 4 billion cubic meters (4 bcm) per year, with a revamp potential of up to 10 billion cubic meters (1bcm) per annum.  The investment is budgeted at around $350 million, and the plant is expected to go on stream in 2008.

•                In the Corporation, the Repsol YPF Board of Directors approved a gross interim dividend of Eu0.20 per share against the 2003 financial year, 33% higher than the interim dividend paid in 2002.

On 10 November 2003, Repsol YPF’s Chairman and CEO, Alfonso Cortina, presented the 2003-2007 Strategic Plan to the financial community.  This plan defines value creation as a top priority, underpinned by operating excellence, financial strength, profitable growth, and de-concentration.

Repsol YPF’s Board of Directors approved the appointment of the President of La Caixa, Ricardo Fornesa, as First Vice President and Member of the Company’s Board of Directors.  Ricardo Fornesa will replace José Vilarasau as representative of La Caixa on the Repsol YPF Board of Directors.

The Repsol YPF S.A. Board of Directors also appointed Carmelo de las Morenas López member of the Audit and Control Commission to the Board of Directors.  Mr. Carmelo de las Morenas was appointed Member of this company’s Board of Directors in July 2003.

Both appointments will be submitted in the next General Shareholders’ Meeting for approval.

On 26 November 2003, the international ratings agency Fitch raised Repsol YPF’s long-term debt rating from “BBB” to “BBB+”, and the short term rating from “F3” to “F2”.  Fitch also raised the rating of the Preference Shares Issues by Repsol Internacional Capital BV, from “BBB+” to “BBB+”.

On 19 January last, the international rating agency Standard & Poor’s upgraded Repsol YPF’s long term debt rating from “BBB” to ““BBB+”.  According to the agency, this decision reflected continuing deleveraging, tightening on financial policies and a strong operating performance.

Firmly committed to the best corporate governance practices, last November the Company’s Board of Directors approved the Repsol YPF Code of Ethics and Conduct, the first corporate code of conduct that is binding for all the Company’s employees.  At the same time, the Board of Directors also approved the Policy of Respect for People and their Diversity, reflecting Repsol YPF’s commitment to human rights.

17

THE SITUATION IN LATIN AMERICA

The Argentine economy ended the year against a backdrop of sustained economic growth underpinned by stability in the currency exchange markets and prices.  Meanwhile, the oil sector, within a scenario of economic recovery, continued its activities without any significant changes in the regulatory framework.

1. Improved economic situation:  main indicators

•                 Economic activity in the last months of 2003 continued to show strong growth momentum, driven by higher domestic consumption, investment, and exports.  Industrial production at year-end was up 16.3%, while construction activities jumped 37.6% and public service spending rose 8.1%.  GDP growth in 2003 was 8.4%.

•                 Inflation dropped to international standard rates.  Measured from December to December, retail inflation for 2003 was much lower than forecast, at 3.7%, while wholesale inflation for the year was 2%.

•                 The peso/dollar parity in the last quarter remained practically unchanged, at slightly above 2.9 pesos per dollar.  The exchange rate at the end of the year was 13% lower than at year-end 2002.

•                 In September 2003, Argentina and the IMF reached a new agreement replacing that signed at the start of the year.  This agreement has enabled Argentina to service its debt obligations with international institutions.  The Central Bank increased its international reserves to more than 14 billion dollars as at 31 December 2003.

•                 The economic upturn and the positive impact of international prices on exports subject to tax retentions led to a considerable increase in 2003 tax collections.  The AFIP (Federal Public Revenue Agency) tax collections amounted to 72 billion pesos, 43% more than in the previous year.  Thanks to these fiscal resources, the domestic public sector was easily able to meet its primary tax-surplus target despite a sharp rise in spending this year.

•                 Despite some delays, in January, IMF directors approved the first review of Argentina’s Stand-By program and released the scheduled payments.  According to the government, the country has also met the quantitative targets set for the end of 2003 relative to the second review, which should be completed by the beginning of March.

•                 Not much progress was seen in the public debt restructuring process.  Creditors have are reluctant to accept Argentina’s position (75% nominal reduction). A bank syndicate was recently formed to implement this offer.

2. Business scenario in Argentina

Recovery in Argentina has enabled the authorities to advance towards economic normalization.  Among other measures, Congress approved the laws necessary to conclude the renegotiation of public service contracts in 2004, and to compensate banks for losses incurred due to the asymmetrical conversion to pesos (“pesifying”) of their balance sheets.  Congress also approved an anti-tax evasion law to shore up the improved fiscal situation.

The decrees approved for the gas sector will contribute to the normalisation of gas prices in Argentina.

In Brazil, President Lula has maintained his economic policy, and the situation improved in the final months of  2003.  As inflation stabilised, the Central Bank was able to make progress in cutting interest rates, which boosted consumption and investment.  Despite weak GDP growth in 2003 (around 0.5%), the outlook is for 3.5% growth in 2004.  On the international scene, Brazil’s current account surplus reached $4.1 billion, and was the first for the past eleven years.  Primary tax income was equivalent to 4.32% of GDP, slightly above the target agreed with the IMF.  Near the end of 2003, the Government succeeded in passing two important structural reforms: its welfare and tax reforms.  These steps contributed to reducing the country risk, which fell below 500 b.p. against the more than 2,000 b.p. maximum recorded during the September 2002 crisis.

18

The Brazilian currency in the last quarter 2003 tended to rise slightly against the dollar.  The real/dollar parity went from 2.92 real/dollar at the end of September 2003 to 2.88 at the end of December.  The real/dollar exchange rate at the end of 2002 stood at 3.53.

In short, by the end of 2003, the Argentine economy was showing significant growth, with this trend expected to carry over to 2004.  Although 2003 was a year of adjustment and weak growth in Brazil, the outlook for next year is for greater GDP growth against a backdrop of low inflation.

Madrid, 24 February 2004

19

ITEM 3

Corporate Direction for External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 55 48 Fax 91 348 87 77 www.repsolypf.com

TABLES

RESULTS FOURTH QUARTER 2003

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q02	3Q03	4Q03	2002	2003

EBITDA (*)	1,470	1,530	1,435	5,941	6,156
Operating income	878	933	852	3,323	3,860
Financial results	(126)	(125)	(105)	(786)	(400)
Equity on earnings of unconsolidated affiliate	20	19	47	(35)	146
Goodwill amortization	(125)	(44)	(42)	(300)	(174)
Extraordinary items	(419)	(48)	(74)	648	(154)
Income before income tax and minority intere	228	735	678	2,850	3,278
Income tax	(40)	(235)	(216)	(564)	(1,048)
Net income before minority interests	188	500	462	2,286	2,230

Minority interest	1	(57)	(50)	(334)	(210)

Net income	189	443	412	1,952	2,020

Cash-flow after taxes	1,252	1,092	935	4,823	4,477

Net income per share (1)
* Euros/share	0.15	0.36	0.34	1.60	1.65
* $/ADR	0.16	0.31	0.27	1.68	1.31

Cash-flow per share (1)
* Euros/share	1.03	0.89	0.77	3.95	3.67
* $/ADR	1.08	0.77	0.61	4.14	2.91

(1) Calculated on 1,220,863,463 shares

(*) EBITDA: (Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income)..

1.049 Dollar per Euro in 4Q02

1.166 Dollar per Euro in 3Q03

1.260 Dollar per Euro in 4Q03

2

BREAK-DOWN OF REPSOL YPF OPERATING REVENUES BY ACTIVITIES
AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q02	3Q03	4Q03	2002	2003

Exploration & Production	1,470	1,691	1,534	5,580	6,419

Spain	58	158	193	123	523
Argentina	986	1,020	887	3,814	3,981
Others in Latin America	345	347	305	934	1,259
Other countries	81	166	149	709	656

Refining & Marketing	8,528	7,963	8,194	31,289	32,613

Spain	5,503	5,239	5,487	20,798	21,564
Argentina	1,859	1,548	1,490	6,003	6,254
Others in Latin America	737	753	757	2,824	2,974
Other countries	429	423	460	1,664	1,821

Chemicals	544	467	507	2,109	2,107

Spain	418	340	404	1,714	1,641
Argentina	126	127	103	395	466
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	356	360	435	3,110	1,486

Spain	280	298	360	2,627	1,252
Argentina	41	13	17	76	44
Others in Latin America	33	41	49	394	163
Other countries	2	8	9	13	27

Corporate and Others	(1,732)	(1,328)	(1,255)	(5,598)	(5,419)

TOTAL	9,166	9,153	9,415	36,490	37,206

3

BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES AND

GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q02	3Q03	4Q03	2002	2003

Exploration & Production	589	613	526	1,785	2,352

Spain	11	7	4	(18)	(10)
Argentina	440	399	351	1,315	1,615
Others in Latin America	75	134	125	141	474
Other countries	63	73	46	347	273

Refining & Marketing	250	265	226	854	1,196

Spain	183	133	133	659	677
Argentina	63	116	79	134	466
Others in Latin America	2	15	13	51	41
Other countries	2	1	1	10	12

Chemicals	4	12	34	97	155

Spain	(11)	(21)	10	41	43
Argentina	15	33	24	56	112
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	54	52	61	633	212

Spain	28	37	47	506	161
Argentina	16	5	—	34	9
Others in Latin America	4	4	6	27	16
Other countries	6	6	8	66	26

Corporate and Others	(19)	(9)	5	(46)	(55)

TOTAL	878	933	852	3,323	3,860

4

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q02	3Q03	4Q03	2002	2003

Exploration & Production	928	962	846	3,236	3,688

Refining & Marketing	411	403	375	1,485	1,785

Chemicals	61	53	78	270	328

Gas & Power	56	74	91	872	293

Corporate and Others	14	38	45	78	62

TOTAL	1,470	1,530	1,435	5,941	6,156

5

BREAK-DOWN OF INVESTMENTS BY ACTIVITIES (*)

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-DECEMBER
	4Q02	3Q03	4Q03	2002	2003

Exploration & Production	328	302	337	1,081	2,168

Spain	1	1	(3)	29	11
Argentina	207	165	164	627	604
Others in Latin America	100	112	118	352	1,435
Other countries	20	24	58	73	118

Refining & Marketing	229	158	256	584	663

Spain	102	92	153	308	403
Argentina	49	12	24	85	55
Others in Latin America	63	52	74	169	195
Other countries	15	2	5	22	10

Chemicals	30	18	25	89	81

Spain	29	16	20	61	70
Argentina	1	2	5	28	11
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	132	103	148	694	511

Spain	82	91	94	354	421
Argentina	1	—	4	14	8
Others in Latin America	48	8	49	321	75
Other countries	1	4	1	5	7

Corporate and Others	101	29	323	225	414

TOTAL	820	610	1,089	2,673	3,837

(*)	Capitalized deferred expenses not included

6

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

		DECEMBER 2002	DECEMBER 2003

	Start-up expenses	61	23
	Intangible assets	898	992
	Property, plants and equipment	20,562	19,471
A.	Long term financial assets	335	498
	Other financial assets	883	963
	Goodwill arising on consolidation	2,934	2,496
	Deferred tax assets	616	924
	Deferred expenses	683	662
B.	Temporary cash investments and cash on hand and in banks	4,465	5,278
	Other current assets	6,627	6,726

	TOTAL ASSETS	38,064	38,033
C.	Shareholders equity	13,586	13,632
D.	Minority interests	4,223	4,054
	Negative consolidation difference	3	13
	Long term liabilities	1,165	1,454
E.	Subsidies and deferred revenues	262	336
	Deferred tax liabilities	503	674
F.	Long term debt	8,273	6,454
G.	State financing of investments in exploration	3	3
	Non-interest bearing liabilities	1,111	1,228
H.	Short term debt	3,999	4,369
	Other current liabilities	4,936	5,816

	TOTAL EQUITY / LIABILITIES	38,064	38,033
I.	NET DEBT (Sum of F+H-A-B)	7,472	5,047
	CAPITALIZATION (Sum of C+D+E+G+I)	25,546	23,072
	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	25,281	22,733
	ROCE before extraordinary, non recurring items and Goodwill amortization (*)	14.3%	18.6%

(*)  It correspond to net adjusted result between capital employed minus goodwill at the begining of the period. In 2002 Gas Natural sale has been adjusted.

7

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

(Million Euros)

(Unaudited figures)

	4th QUARTER		JANUARY - DECEMBER
	2002	2003	2002	2003

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	189	412	1,952	2,020
Adjustments to reconcile net income to net cash provided by operating activities
Amortizations	718	592	2,926	2,419
Net Provisions	417	102	692	260
Minority interest	(1)	50	334	210
Income from asset divestments	(39)	3	(1,270)	(56)
Deferred taxes and others	(32)	(224)	189	(376)
SOURCES OF FUNDS	1,252	935	4,823	4,477
Changes in working capital	387	970	(353)	896
	1,639	1,905	4,470	5,373

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(701)	(875)	(2,228)	(2,241)
Investments in intangible assets	(18)	(50)	(57)	(80)
Financial investments	(101)	(137)	(194)	(392)
Acquisition of shareholdings in consolidated subsidiaries	—	(27)	(194)	(1,124)
Total Investments	(820)	(1,089)	(2,673)	(3,837)
Capitalized deferred expenses	(54)	(9)	(80)	(24)
	(874)	(1,098)	(2,753)	(3,861)
Divestments	65	50	2,558	228
	(809)	(1,048)	(195)	(3,633)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	1,117	140	1,144	2,045
Repayment of long term loans and other noncurrent liabilities	13	(62)	(288)	(714)
Variation in current financial assets	(1,858)	(605)	(4,758)	(2,388)
Subsidies received	1	11	96	47
Minority interest contributions	—	—	—	—
Provisions and others	71	(31)	(76)	(44)
Dividend paid	(258)	(292)	(476)	(634)
	(914)	(839)	(4,358)	(1,688)

Net change in cash and cash equivalents	(84)	18	(83)	52

Cash and cash equivalents at the beginning of the period	279	229	278	195

Cash and cash equivalents at the end of the period	195	247	195	247

8

ITEM 4

Corporate Direction for External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 55 48 Fax 91 348 87 77 www.repsolypf.com

ANNEX 1

OPERATING HIGHLIGHTS

OPERATING HIGHLIGHTS

		2002					2003					%Var
	UNITS	1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM	03/02
•HYDROCARBON PRODUCTION	KBep/d	945.6	1,039.0	1,058.3	957.5	1,000.3	1,002.7	1,161.9	1,224.1	1,138.6	1,132.5	13.2

Crude and Liquids production	KBep/d	587.3	583.8	591.6	574.2	584.2	575.6	604.9	605.0	591.9	594.4	1.7
•Spain	KBep/d	7.2	5.2	3.8	3.5	4.9	3.4	2.5	4.8	5.4	4.0	-17.1
•Argentina	KBep/d	436.4	434.5	444.5	435.6	437.8	426.9	439.1	440.6	421.3	432.0	-1.3
•Rest of Latin America	KBep/d	80.4	83.0	84.9	74.5	80.7	84.7	101.0	100.0	105.4	97.8	21.2
•Rest of the world	KBep/d	63.3	61.1	58.3	60.7	60.8	60.6	62.3	59.5	59.7	60.5	-0.5

Natural Gas production	KBep/d	358.4	455.2	466.8	383.3	416.1	427.1	557.0	619.2	546.8	538.1	29.3
•Spain	KBep/d	0.0	0.0	0.0	9.4	2.4	0.0	0.0	0.0	0.0	0.0	—
•Argentina	KBep/d	223.5	320.5	330.4	237.2	278.1	246.0	350.9	401.4	312.5	328.1	18.0
•Rest of Latin America	KBep/d	113.4	112.1	120.4	115.1	115.3	163.5	186.3	199.1	215.4	191.2	65.9
•Rest of the world	KBep/d	21.5	22.6	15.9	21.6	20.4	17.6	19.9	18.7	18.8	18.7	-8.1

	2002						2003					%Var
	UNITS	1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM	03/02

•PETROCHEMICAL SALES	Kt	775.1	1,016.0	847.8	887.5	3,526.4	995.7	1,038.3	1,018.1	954.5	4,006.5	13.6
•Base petrochemical	Kt	158.5	194.6	163.0	207.1	723.2	227.1	291.7	245.9	293.3	1,058.0	46.3
•Spain	Kt	30.2	26.6	26.4	23.9	107.1	6.8	6.6	5.0	5.2	23.6	-78.0
•Argentina	Kt	33.0	40.2	42.8	55.4	171.3	24.1	79.6	55.0	48.2	206.8	20.7
•Rest of the world	Kt	95.4	127.8	93.9	127.8	444.9	196.2	205.5	186.0	239.9	827.6	86.0

•Derivative petrochemicals	Kt	616.5	821.5	684.8	680.4	2,803.2	768.6	746.6	772.2	661.2	2,948.6	5.2
•Spain	Kt	287.4	305.3	267.4	289.4	1,149.5	305.8	276.5	284.2	270.9	1,137.3	-1.1
•Argentina	Kt	75.7	76.2	113.8	102.4	368.1	74.9	108.3	180.4	91.5	455.1	23.6
•Rest of the world	Kt	253.4	439.9	303.6	288.6	1,285.5	387.9	361.9	307.6	298.9	1,356.2	5.5

	2002						2003					%Var
	UNITS	1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM	03/02
•NATURAL GAS	bcm	6.65	6.60	6.50	7.12	26.87	7.54	7.11	7.40	8.29	30.34	12.9
•Spain	bcm	5.12	4.50	4.01	4.87	18.52	5.04	4.22	4.53	5.09	18.87	1.9
•Argentina	bcm	0.32	0.64	0.81	0.44	2.22	0.39	0.69	0.89	0.51	2.49	12.1
•Rest of Latin America	bcm	1.08	1.05	1.18	1.14	4.45	1.17	1.13	1.16	1.20	4.67	4.8
•Rest of the world	bcm	0.12	0.40	0.50	0.66	1.68	0.95	1.07	0.82	1.49	4.32	156.5

2

OPERATING HIGHLIGHTS

	2002						2003					%Var
	UNITS	1Q	2Q	3Q	4Q	ACUM	1Q	2Q	3Q	4Q	ACUM	03/02

•CRUDE OIL PROCESSED	M tep	12.3	12.0	12.8	13.9	50.9	12.9	13.9	13.1	13.5	53.4	4.9
•Spain	M tep	7.8	7.3	8.2	8.7	31.9	7.6	8.6	8.0	8.2	32.4	1.4
•Argentina	M tep	3.6	3.7	3.5	4.0	14.8	3.9	3.8	3.8	3.9	15.4	3.9
•Other countries	M tep	0.9	1.0	1.1	1.2	4.2	1.4	1.5	1.3	1.4	5.6	34.4

•SALES OF OIL PRODUCTS	Kt	12,504.2	12,072.4	12,108.3	13,405.7	50,090.6	12,711.0	13,336.0	13,897.0	13,633.0	53,577.0	7.0
•Sales in Spain	Kt	7,902.7	7,347.8	7,500.0	7,928.3	30,678.9	7,523.0	7,985.0	8,498.0	7,903.0	31,909.0	4.0
•Own network	Kt	5,717.4	5,311.3	5,539.3	5,422.1	21,990.1	5,031.0	5,233.0	5,797.0	5,382.0	21,443.0	-2.5
•Light products	Kt	3,903.4	3,875.7	4,085.5	4,141.4	16,006.0	4,084.0	4,087.0	4,179.0	4,200.0	16,550.0	3.4
•Other Products	Kt	1,814.0	1,435.6	1,453.8	1,280.7	5,984.2	947.0	1,146.0	1,618.0	1,182.0	4,893.0	-18.2
•Other Sales to Domestic Market	Kt	1,343.5	1,314.0	1,297.7	1,456.2	5,411.4	1,561.0	1,606.0	1,747.0	1,504.0	6,418.0	18.6
•Light Products	Kt	1,004.0	884.5	884.4	1,035.3	3,808.1	1,037.0	1,057.0	1,160.0	1,069.0	4,323.0	13.5
•Other Products	Kt	339.6	429.5	413.3	420.9	1,603.3	524.0	549.0	587.0	435.0	2,095.0	30.7
•Exports	Kt	841.8	722.6	662.9	1,050.0	3,277.3	931.0	1,146.0	954.0	1,017.0	4,048.0	23.5
•Light Products	Kt	312.1	392.8	340.9	352.2	1,398.0	306.0	518.0	293.0	205.0	1,322.0	-5.4
•Other Products	Kt	529.7	329.8	322.1	697.8	1,879.4	625.0	628.0	661.0	812.0	2,726.0	45.0
•Sales in Argentina	Kt	2,989.7	3,046.4	2,801.2	3,560.0	12,397.3	3,173.0	3,050.0	3,222.0	3,320.0	12,765.0	3.0
•Own network	Kt	1,677.4	1,849.3	1,706.1	1,736.4	6,969.2	1,696.0	1,695.0	1,685.0	1,729.0	6,805.0	-2.4
•Light products	Kt	1,327.8	1,493.2	1,361.4	1,375.0	5,557.4	1,389.0	1,376.0	1,340.0	1,389.0	5,494.0	-1.1
•Other Products	Kt	349.6	356.1	344.7	361.4	1,411.8	307.0	319.0	345.0	340.0	1,311.0	-7.1
•Other Sales to Domestic Market	Kt	289.9	276.0	180.8	285.2	1,031.9	290.0	331.0	345.0	345.0	1,311.0	27.0
•Light Products	Kt	233.0	224.2	118.8	219.1	795.1	213.0	242.0	234.0	258.0	947.0	19.1
•Other Products	Kt	56.9	51.8	62.0	66.1	236.8	77.0	89.0	111.0	87.0	364.0	53.7
•Exports	Kt	1,022.4	921.1	914.3	1,538.4	4,396.2	1,187.0	1,024.0	1,192.0	1,246.0	4,649.0	5.8
•Light Products	Kt	805.9	674.2	688.2	1,251.7	3,420.0	799.0	711.0	878.0	779.0	3,167.0	-7.4
•Other Products	Kt	216.5	246.9	226.1	286.7	976.2	388.0	313.0	314.0	467.0	1,482.0	51.8
•Sales Rest of Latin America	Kt	1,426.6	1,517.8	1,615.0	1,719.7	6,279.2	1,802.0	2,032.0	1,900.0	2,159.0	7,893.0	25.7
•Own network	Kt	660.4	766.4	849.0	861.7	3,137.6	780.0	851.0	984.0	983.0	3,598.0	14.7
•Light products	Kt	534.5	623.8	690.8	694.6	2,543.6	663.0	684.0	795.0	797.0	2,939.0	15.5
•Other Products	Kt	125.9	142.7	158.2	167.1	593.9	117.0	167.0	189.0	186.0	659.0	11.0
•Other Sales to Domestic Market	Kt	497.0	504.5	565.1	661.6	2,228.2	752.0	895.0	816.0	838.0	3,301.0	48.1
•Light Products	Kt	342.6	338.8	379.1	459.2	1,519.6	556.0	643.0	589.0	608.0	2,396.0	57.7
•Other Products	Kt	154.5	165.7	186.0	202.4	708.6	196.0	252.0	227.0	230.0	905.0	27.7
•Exports	Kt	269.2	246.9	201.0	196.3	913.5	270.0	286.0	100.0	338.0	994.0	8.8
•Light Products	Kt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
•Other Products	Kt	269.2	246.9	201.0	196.3	913.5	270.0	286.0	100.0	338.0	994.0	8.8
•Sales in other countries	Kt	185.2	160.3	192.1	197.6	735.1	213.0	269.0	277.0	251.0	1,010.0	37.4
•Own network	Kt	185.2	160.3	192.1	197.6	735.1	213.0	269.0	277.0	251.0	1,010.0	37.4
•Light products	Kt	173.6	147.1	170.4	181.7	672.8	184.0	218.0	219.0	212.0	833.0	23.8
•Other Products	Kt	11.6	13.2	21.6	16.0	62.4	29.0	51.0	58.0	39.0	177.0	183.8

•LPG
•LPG SALES	Kt	927.4	804.9	693.0	811.6	3,237.0	958.0	761.0	656.0	818.0	3,193.0	-1.4
•Sales in Spain	Kt	658.3	485.5	365.8	520.4	2,030.1	684.0	447.0	331.0	530.0	1,992.0	-1.9
•Sales in Argentina	Kt	71.2	103.0	96.5	71.5	342.3	67.0	91.0	90.0	60.0	308.0	-10.0
•Sales in Rest of Latin America	Kt	173.2	197.3	213.9	198.6	783.1	181.0	205.0	218.0	205.0	809.0	3.3
•Sales in other countries	Kt	24.7	19.1	16.8	21.0	81.5	26.0	18.0	17.0	23.0	84.0	3.1

•	Other sales to the domestic market: includes sales to operators and bunker.
•	Exports: expressed from the country of origin.
•	From 01.01.2003 onwards, includes amounts relating to the 30% stake in REFAP (Brazil) and the 50% stake in REFINOR (Argentina).
•	For ease of comparison, this note includes the accumulated figures up to fourth quarter 2003 and the variations caused by discounting REFAP and REFINOR.

The resulting aggregates are as follows: crude oil processed Argentina 15.0 Mtoe (1.2%), sales Argentina 12,428 Kt (0.2%); crude oil processed rest of Latin America 4.1 Mtoe (-1.6%), sales rest of Latin America 6,561 Kt (4.5%).

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 25, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer

4